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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 17, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F  __X__                                  Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   __X__                                           No  _____


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)



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UK: 12:45 pm BST  Thursday                  US: 7:45 am  EDT  Thursday
         July 17, 1997                             July 17, 1997



Please Contact:   J. Michael Gullard        US       415-988-9203
                  Chairman                  UK       01635-32646

                  Giles Sanderson           UK       0171-831-3113
                  Edward Bridges
                  Financial Dynamics




               MICRO FOCUS, LEADING TOOLS SUPPLIER FOR ENTERPRISE
                 APPLICATION SYSTEMS, ANNOUNCES MARTIN WATERS AS
                    NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

                   Former CEO Marcelo Gumucio Praised By Board
                       For Improving Company Profitability


London, England and Palo Alto, California, (July 17, 1997) -- Micro Focus Group Plc (NASDAQ: MIFGY) today announced the appointment of Martin Waters as President and Chief Executive Officer, following the resignation of Marcelo Gumucio. Gumucio, CEO since April 1996, was responsible for improving operations and increasing profitability for the company. He will return to Gumucio, Burke and Associates, a family-owned investment firm, and will also continue with Micro Focus in a consulting capacity.

Martin Waters brings to Micro Focus over 20 years experience in managing successful information technology operations. Previously he was President and CEO of Platinum Solutions, Inc., the professional services subsidiary of Platinum Technology, Inc. Prior to that, he was President and CEO of Locus Computing Corporation and has extensive experience in managing emerging growth technology companies. Martin Waters was born and educated in the UK and holds a Ph.D. in Electronics from Southampton University, England.

J. Michael Gullard, Chairman of the Board at Micro Focus said, "Martin brings a wealth of experience in both management and software development. His ability to visualize customer needs and to create compelling solutions to meet those needs will be a great asset. Martin will be able to build on the profitable structure that Marcelo Gumucio helped to create over the past eighteen months. The Company continues to have increasing revenue and a strong cash position. Revenue and profits are consistent with our expectations and our plans for the year."

Micro Focus intends to announce its results for the quarter ending July 31, 1997 on August 14, 1997.


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Micro Focus  provides tools and  technology to help  corporations  meet changing business requirements. The Company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for Distributed Computing - developing and deploying production systems in distributed environments; Legacy Solutions - moving application development and maintenance off the mainframe; and Year 2000 assessment and implementation - providing solutions for preparing systems to handle the millennium date change.

In the US, Micro Focus is located at 2465 East Bayshore Road, Palo Alto California 94303. Telephone: 415-856-4161. In the UK the Company is located at The Lawn, Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646. For additional information on Micro Focus and its products visit Micro Focus' Web site at http://www.microfocus.com.

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995: This Press Release contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially are the following: the ability of the Company to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, and the ability of the Company to effectively manage its costs against uncertain revenue expectations. Further information on potential factors which could affect the Company's financial results is included on the Company's Form 20-F for the fiscal year ended January 31, 1997 filed with the SEC, as may be updated or amended with future


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Micro Focus Group Public Limited Company
                                                      (Registrant)


Date: July 17, 1997                     By: /s/ Loren E. Hillberg
                                           --------------------------
                                            Loren E. Hillberg
                                            Vice President and General Counsel